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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print) INVO Bioscience, Inc.	(b) IRS IDENT. NO. 20-4036208	(c) S.E.C. FILE NO. 333-147330
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
100 Cummings Center, Suite 207P Beverly MA 01915			AREA CODE 978	NUMBER 878-9505
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Claude Ranoux	(b) RELATIONSHIP TO ISSUER President & Director	(c) ADDRESS STREET CITY STATE ZIP CODE 8 Chestnut Street Winchester MA 01890

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Mr. Arlen J. FOX, Morgan Stanley, 125 High Street, Boston, MA		700,000 in blocks of 10,000 shares	$ 21,000	77,935,533	Start 09/02/ 2011	OTCQB

INSTRUCTIONS:		3.(a)Title of the class of securities to be sold
1.(a)Name of issuer		(b)Name and address of each broker through whom the securities are intended to be sold
(b)Issuer’s I.R.S. Identification Number		(c)Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c)Issuer’s S.E.C. file number, if any		(d)Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d)Issuer’s address, including zip code		(e)Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as
(e)Issuer’s telephone number, including area code		shown by the most recent report or statement published by the issuer
(f)Approximate date on which the securities are to be sold
2.(a)Name of person for whose account the securities are to be sold		(g)Name of each securities exchange, if any, on which the securities are intended to be sold
(b)Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c)Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	12/5/08	Founder shares converted in Share Exchange	Directly from the company, INVO Bioscience, Inc.	25,501,473	12/23/2006	Assets (patents, molds and inventory) contributed to Company
   INSTRUCTIONS:    If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Claude Ranoux ; 8 Chestnut Street, Winchester, MA 01890
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
		06/02/2011 06/06/2011 06/08/2011 06/09/2011 06/10/2011 06/14/2011 06/15/2011 06/22/2011 06/23/2011 06/30/2011 07/01/2011 07/05/2011 07/08/2011 07/15/2011 07/18/2011 07/25/2011 08/03/2011 08/11/2011	10,000. 15,071 21,480 20,000 20,000 35,400 39,100 10,000 7,100 10,000 800 2,594 10,550 20,000 20,000 32,000 30,000 19,500	$ 317.99 $ 482.29 $ 644.06 $ 605.98 $ 605.98 $ 1309.96 $ 1536.64 $ 318.43 $ 253.42 $ 353.99 $ 23.51 $ 87.37 $ 364.29 $ 623.98 $ 629.38 $ 1013.97 $ 793.18 $ 369.78
SEC 1147 (04-07)

REMARKS:
INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

09/2/2011 DATE OF NOTICE	/s/ Claude Ranoux (SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed of printed signature

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
fb.us.2539144.01

SEC 1147 (04-07)